September 29, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Joseph McCann

Ladies and Gentlemen:

In registering the 9.500% Senior Secured Notes due 2017 (the “New Notes”) to be received in exchange for the privately placed 9.500% Senior Secured Notes due 2017 (the “Old Notes”) pursuant to the exchange offer of New Notes for Old Notes (collectively, the “Exchange Offer”), Thermon Industries, Inc. (the “Issuer”) and each of Thermon Manufacturing Company, Thermon Holding Corp., Thermon Heat Tracing Services, Inc., Thermon Heat Tracing Services-I, Inc. and Thermon Heat Tracing Services-II, Inc. (collectively, the “Guarantors,” and, together with the Issuer, the “Issuers”) are relying on the positions enunciated by the staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation (avail. May 13, 1988) (“Exxon”) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991), as interpreted in the Securities and Exchange Commission’s letter to Shearman & Sterling (avail. July 2, 1993).

The Issuers have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (1) could not rely on the staff position enunciated in Exxon or interpretive letters of similar effect and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K, if the resales are of New Notes obtained by such holder in exchange for Old Notes acquired by such holder directly from the Issuer.

Neither the Issuers nor any of their affiliates have entered into any arrangement or understanding with any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive New Notes in exchange for such Old Notes pursuant to the Exchange Offer, to distribute the New Notes to be received in the Exchange Offer. The Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who received New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

Finally, the Issuers will require that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer confirm that it has not entered into any arrangement or understanding with any of the Issuers or any of their affiliates to distribute the New Notes.

Very truly yours,

THERMON INDUSTRIES, INC.
THERMON HOLDING CORP.
THERMON MANUFACTURING COMPANY
THERMON HEAT TRACING SERVICES, INC.
THERMON HEAT TRACING SERVICES-I, INC.
THERMON HEAT TRACING SERVICES-II, INC.

By:	/s/ Rodney Bingham
	Name:	Rodney Bingham
	Title:	President